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FEB 29 2008

Washington, DC 108

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

08030382

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST MONTAUK SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PARKWAY 109 OFFICE CENTER, 328 NEWMAN SPRINGS ROAD
(No. and Street)

RED BANK NEW JERSEY 07701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MINDY A. HOROWITZ 732-842-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAZAR, LEVINE & FELIX, LLP
(Name – *if individual, state last, first, middle name*)

64 MADISON AVENUE MORRISTOWN NEW JERSEY 07962
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, MINDY A. HOROWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST MONTAUK SECURITIES CORP., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

OLGA C. BRADSHAW
Notary Public-State of New Jersey
No. 2326251
My Commission Expires March 11, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lazar Levine & Felix LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934 AND CFTC REGULATION 1.10 FOR THE YEAR ENDED DECEMBER 31, 2007
SEC FILE NO. 29748

FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
AND CFTC REGULATION 1.10
FOR THE YEAR ENDED DECEMBER 31, 2007

- INDEX -

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

FIRST MONTAUK SECURITIES CORP.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934
AND CFTC REGULATION 1.10
FOR THE YEAR ENDED DECEMBER 31, 2007

To the Stockholder
First Montauk Securities Corp.

We have audited the accompanying statement of financial condition of First Montauk Securities Corp. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.10. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Montauk Securities Corp. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and CFTC Regulation 1.17. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 27, 2008

65 MADISON AVENUE P.O. Box 2138 / MORRISTOWN, NJ 07962-2138 T 973 267 1414 / F 973 326 9157 **Other Offices:** NEW YORK, NY / T 212 736 1900 PARSIPPANY, NJ / T 973 428 3200 www.lazarcpa.com

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

- ASSETS -

ASSETS:		
Cash and cash equivalents	$	457,660
Due from First Montauk Financial Corp, parent		2,071,037
Due from clearing firm		2,347,946
Securities owned, at market value		159,773
Prepaid expenses		123,971
Employee and broker receivables, net		287,726
Furniture, equipment and leasehold improvements, net		146,696
Other assets		1,118,456
TOTAL ASSETS	$	6,713,265

- LIABILITIES AND STOCKHOLDER'S EQUITY -

LIABILITIES:		
Commissions payable	$	1,739,713
Accounts payable		203,469
Accrued expenses		464,741
Income taxes payable		9,358
Securities sold, not yet purchased, at market value		201
Other liabilities		51,204
TOTAL LIABILITIES		2,468,686
COMMENTS AND CONTINGENCIES		-
STOCKHOLDER'S EQUITY:		
Common stock, par value $.0001 per share; 1,000,000 shares authorized, issued and outstanding		100
Additional paid in capital		7,610,657
Accumulated deficit		(3,366,178)
TOTAL STOCKHOLDER'S EQUITY		4,244,579
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,713,265

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 31,734,847
Principal transactions	1,534,794
Investment banking	3,579,838
Interest and other income	2,706,079
TOTAL REVENUES	39,555,558
EXPENSES:	
Commissions, employee compensation and benefits	34,015,193
Clearing and floor brokerage	1,428,459
Communications and occupancy	1,752,992
Legal matters and related costs	886,401
Other operating expenses	2,471,933
Interest	2,016
TOTAL EXPENSES	40,556,994
Loss before provision for state income taxes	(1,001,436)
Provision for state income taxes	10,234
NET INCOME	$ (1,011,670)

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT JANUARY 1, 2007	$ 100	$ 7,610,657	$ (2,354,508)	$ 5,256,249
NET INCOME	-	-	(1,011,670)	(1,011,670)
BALANCE AT DECEMBER 31, 2007	$ 100	$ 7,610,657	$ (3,366,178)	$ 4,244,579

The accompanying notes are an integral part of this financial statement.

FIRST MONTAUK SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,011,670)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	85,917
Increase (decrease) in cash attributable to operating assets:	
Due from clearing firm	2,640,800
Securities owned	38,675
Prepaid expenses	29,974
Employee and broker receivables	55,971
Due from First Montauk Financial Corp., parent	(734,548)
Other assets	(521,297)
Increase (decrease) in cash attributable to operating liabilities:	
Securities sold, not yet purchased	(294)
Commissions payable	(639,222)
Accounts payable	(67,477)
Accrued expenses	(482,435)
Income taxes payable	9,358
Other liabilities	(16,158)
NET CASH USED IN OPERATING ACTIVITIES	(612,406)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of furniture, equipment and leasehold improvements	(45,593)
CASH FLOWS USED IN FINANCIAL ACTIVITIES:	
Payments of capital leases	(820)
Net decrease in cash and cash equivalents	(658,819)
Cash and cash equivalents at beginning of year	1,116,479
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 457,660
Cash paid during the period for:	
Interest	$ 2,016
Income taxes	$ 4,587

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS:

First Montauk Securities Corp. (the "Company"), a New York corporation, is a wholly-owned subsidiary of First Montauk Financial Corp. ("FMFC"). Since July 2000, First Montauk Securities Corp. has operated under the registered trade name "Montauk Financial Group".

The Company is primarily engaged in securities brokerage and investment banking. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rule Making Board and the National Futures Association, facilitates principal and agency transactions, and performs underwriting and investment banking services. Customers are primarily located throughout the United States.

The Company clears all customer transactions on a fully disclosed basis through its independent clearing firms. Accordingly, the Company does not carry securities accounts for customers, execute trades or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3.

NOTE 2 - SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with accounting principles generally accepted in the United States of America. Outlined below are those policies considered particularly significant.

(a) Revenue Recognition:

Securities transactions, commission income, sales concessions from participation in syndicate offerings, and related commission expenses are recorded on a trade date basis. Underwriting fees are recorded when received.

Securities owned are either stated at quoted market value or estimated fair values with unrealized gains and losses included in earnings.

(b) Depreciation and Amortization:

Furniture and equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment and amortization of leasehold improvements are computed generally on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years, or terms of the leases, whichever is shorter, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(c) ***Advertising:***

The Company expenses advertising costs as incurred. Total advertising expenses were $78,305 for 2007.

(d) ***Income Taxes:***

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated federal income tax return filed by FMFC, and files separate state returns except in those states where a consolidated tax return is required. Income taxes are determined on a separate return basis.

(e) ***Cash Equivalents:***

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds.

(f) ***Use of Estimates:***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(g) *New Accounting Pronouncements:*

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), *Business Combinations* , which replaces SFAS No 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that adoption of SFAS No 141R will have on our financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB 51*, which changes the accounting and reporting for minority interests. Minority interests will be recharacterized as noncontrolling interests and will be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. In addition, net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement and, upon a loss of control, the interest sold, as well as any interest retained, will be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for annual periods beginning after December 15, 2008. We are currently assessing the potential impact that adoption of SFAS No. 160 would have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and all interim periods within those fiscal years. In February 2008, the FASB released FASB Staff Position (FSP FAS 157-2 – *Effective Date of FASB Statement No. 157*) which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the potential impact that adoption of this statement would have on our financial statements.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, but not yet purchased consist of marketable securities at quoted market values, as follows:

	Owned	Sold, not yet Purchased
Corporate stocks	$ 58,339	$ 0
U.S. government agency and exempt obligations	6,756	0
Other	9,463	201
	$ 74,558	$ 201

The Company also owns warrants in various companies, some of which are publicly offered and can be sold and some of which cannot be publicly offered or sold until registered under the Securities Act of 1933. At December 31, 2007, the estimated fair values of these warrants were $85,215.

NOTE 4 - EMPLOYEE AND BROKER RECEIVABLES:

Employee and broker commission receivables consist of the following:

Commission advances	$ 291,364
Forgivable loans	167,083
Other loans	587,794
	1,046,241
Less, reserve for bad debt	758,515
	$ 287,726

The Company has arrangements with certain registered representatives to forgive their loans if they either remain licensed with the Company for an agreed upon period of time, generally one to five years, or meet specified performance goals. The loans are being amortized to commission expense for financial reporting purposes over the term of the loan. Loan amortization expense was $53,343 in 2007.

Other loans to employees and registered representatives are either due on demand or payable in installments generally over periods ranging from one to five years with interest rates ranging from 0% to 8% per annum.

NOTE 5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$	2,551,861
Software		480,141
Leasehold improvements		369,294
		3,401,296
Less, accumulated depreciation and amortization		(3,254,600)
	$	146,696

Depreciation and amortization expense was $85,917 for the year ended December 31, 2007.

NOTE 6 - OTHER ASSETS:

Other assets consist of the following:

Commissions and concessions receivable	$	531,460
Insurance recovery receivable		113,562
Security deposits		473,092
Other receivables		342
	$	1,118,456

Commissions and concessions receivable include amounts earned on mutual fund, insurance transactions, alternative products and concessions on syndicate offerings.

NOTE 7 - ACCRUED EXPENSES:

Accrued expenses consist of the following:

Legal settlements	$	227,000
Bonus accruals		100,000
Other accrued expenses		137,741
	$	464,741

NOTE 8 - INCOME TAXES:

A state income tax provision of $10,234 was recorded for 2007. No federal tax provision was recorded due to operating losses. The difference between the reported income tax benefit and the income tax benefit that would result from applying federal statutory rates to the pre-tax loss is due to nondeductible expenses, state tax benefits and the tax valuation allowance.

Deferred income taxes arise from reporting certain expenses and income items, principally depreciation, bad debt expense, litigation allowance, unrealized gains and non-deductible expense accruals, in the financial statements in periods different from those in which such amounts are deducted or included for income tax purposes.

In addition, as of December 31, 2007, the Company has federal net operating loss carry forwards of approximately $2,165,577, which expire at various dates through 2022. The Company has established a valuation allowance to offset 100% of the benefits of deferred income tax items because management is uncertain as to their realization.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

(a) *Operating Leases:*

The Company leases office facilities and equipment under operating leases expiring at various dates through 2011.

Future minimum lease payments as of December 31, 2007 under operating leases with initial non-cancelable terms in excess of one year are:

Year ended December 31,	Amount
2008	$ 1,148,504
2009	843,667
2010	184,981
2011	18,627
Total minimum lease payments	$ 2,195,779

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

(b) Legal Matters:

NASD Settlement

In September 2007, the Company entered into a Letter of Acceptance, Waiver and Consent ("AWC") with the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"). The AWC resolved an investigation by the FINRA Staff into sales practice activities of certain individuals who were formerly registered representatives of the Company, as well as the supervision of those activities by the Company. Without admitting or denying the allegations set forth in the AWC, the Company accepted FINRA's findings and consented to a censure, paid a $175,000 fine and agreed to an undertaking requiring a written certification by a senior officer of the firm, reviewing the firm's systems and procedures regarding its supervisory procedures, and training and monitoring of supervisors.

SEC Settlement

The Company has entered into a preliminary settlement as a result of a regulatory investigation by the SEC concerning the Company's and a former employee's failure to reasonably supervise the securities trading and research activities of a former institutional analyst. The investigation covered the time period from March through December 2003. The Company has entered into an Offer of Settlement which, if accepted and approved by the full Commission, will result in issuance of an Order Instituting Public Administrative and Cease-And-Desist Proceedings and Impose Remedial Sanctions. The settlement will result in the imposition of a censure and fine of $100,000 against the Company, and a six month supervisory suspension and fine of $50,000 against the Company's former president and CEO. The settlement should be concluded in early 2008. The Company's fine has been accrued for in 2007 and has been placed in an interest bearing attorney escrow account pending finalization of the settlement by the SEC.

The Company is also a respondent or co-respondent in various legal proceedings that are related to its securities business. Management is contesting these claims and believes that there are meritorious defenses in each case. However, litigation is subject to many uncertainties, and some of these actions and proceedings may result in adverse judgments. Further, the availability of insurance coverage is determined on a case-by-case basis by the insurance carrier and coverage limits within the policy for any individual claim in the aggregate. After considering all relevant facts, available insurance coverage and consultation with litigation counsel, management believes that significant judgments or other unfavorable outcomes from pending litigation could have a material adverse impact on the Company's financial condition, results of operations, and cash flows in any particular quarter or year, or in the aggregate, and could impair the Company's ability to meet the statutory net capital requirements of its securities business.

Management has established a reserve for litigation settlements for the suits related to the high-yield bonds and other litigation that are probable and can be reasonably estimated. The reserve is included in accrued liabilities at December 31, 2007. Management cannot give assurance that this reserve will be adequate to absorb actual costs that may be subsequently incurred. Further, it is not possible to predict the outcome of other matters pending against the Company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

(c) Employment Agreements

In June 2007, the Company renewed the President and Chief Executive Officer's employment contract for one year.

(d) Termination Agreements:

On August 31, 2007, Mr. Phillip P. D'Ambrisi resigned his position as Chief Operating Officer of the Company. Mr. D'Ambrisi also resigned effective August 31, 2007 as a member of the board of directors of the Company. Effective September 1, 2007, the Company and Mr. D'Ambrisi entered into a consulting agreement ("Consulting Agreement") pursuant to which Mr. D'Ambrisi provided certain services to the Company through December 31, 2007.

In January 2007, the Company entered into an employment agreement with a new General Counsel which provided him with a base salary and bonuses through December 31, 2008. He resigned on August 31, 2007, effective September 28, 2007. In settlement of his existing employment contract he received his 2007 bonus of $100,000.

NOTE 10 - CLEARING AGREEMENT

FMSC has a clearing agreement with National Financial Services, LLC ("NFS") to act as its primary clearing firm. The clearing agreement includes a termination fee should FMSC terminate the agreement, which reduces each year during the eight-year term of the agreement

NOTE 11 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories.

The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm. Cash balances at commercial banks may from time to time exceed federally insured limits. The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 12 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a defined contribution pension plan covering all participating employees. The Company may elect to contribute to the plan up to 100% of each participant's annual contribution. There were no employer contributions for 2007.

NOTE 13 - RELATED PARTY TRANSACTIONS:

At December 31, 2007, First Montauk Financial Corp. owed the Company $2,071,037.

NOTE 14 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined. At December 31, 2007, the Company had net capital of $849,710 which was $599,710 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.91.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AND REGULATION 1.16 UNDER THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2007

FIRST MONTAUK SECURITIES CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

FIRST MONTAUK SECURITIES CORP.
SUPPLEMENTAL INFORMATION – SCHEDULE I
AS OF DECEMBER 31, 2007

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Under CFTC Regulation 1.17

TOTAL STOCKHOLDER'S EQUITY	**$ 4,244,579**
Nonallowable assets:	
Employee and broker receivables, net of reserves and offsetting commissions payable of $758,515	287,726
Furniture, equipment and leasehold improvements – net	146,696
Other assets	2,948,823
Total nonallowable assets	3,383,245
Net capital before haircuts on securities position	861,334
Haircuts on securities:	
Corporate stocks	10,653
U.S. government agency, options and exempt obligations	971
TOTAL HAIRCUTS	11,624
NET CAPITAL	849,710
Aggregate Indebtedness	
Total liabilities from statement of financial condition	2,468,686
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of aggregate indebtedness of $2,468,686	250,000
Excess net capital	$ 599,710
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 602,841
Ratio of aggregate indebtedness to net capital	2.91
Schedule of aggregate indebtedness:	
Commissions payable, net of offsetting broker receivables of $291,364	$ 1,739,713
Accounts payable and accrued expenses	728,973
	$ 2,468,686

There are no material differences between the computation of net capital computed on this Schedule I and as reported by the Company in Part II-A of its revised FOCUS Report as December 31, 2007.

Lazar Levine & Felix LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.16

To the Stockholder
First Montauk Securities Corp.

In planning and performing our audit of the financial statements of First Montauk Securities Corp. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to rule 1.17. Because the Company does not carry futures accounts for customers or perform custodial functions relating to future accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The periodic computation of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.16 (CONTINUED)

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) (2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.16 (CONTINUED)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 the Commodity and Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers, and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Lazar Levine & Felix LLP

LAZAR LEVINE & FELIX LLP

Morristown, New Jersey
February 27, 2008

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